Filed by Helix Energy Solutions Group, Inc. pursuant to
Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 001-32936

August 24, 2026

To the Shareholders of Helix Energy Solutions Group, Inc.:

We thank you for your continued support of Helix Energy Solutions Group, Inc. (“Helix” or the “Company”). We are providing you this letter in connection with our Proxy Statement/Prospectus (“Proxy Statement”) for our special meeting of shareholders, to be held on August 31, 2026 (the “Special Meeting”) in connection with our proposed business combination with Hornbeck Offshore Services, Inc. (“Hornbeck”, and such business combination, the “Transaction”).

As you may be aware, Institutional Shareholder Services (“ISS”) issued a report dated August 21, 2026, that, among other things, recommends a vote ”FOR” the issuance of shares (Proposal 1 presented in our Proxy Statement, the “Share Issuance Proposal”) and “FOR” the merger of Hercules Sub LLC with and into Hornbeck (Proposal 3, the “Second Merger Proposal”) in connection with the Transaction.

However, ISS also recommends against Proposal 2 (the “Authorized Share Increase Proposal”).

The purpose of this letter is to address those concerns raised by ISS in relation to Proposal 2 as we believe that this proposal is important and will bring value to our Company and to you, our shareholders. The board of directors of Helix (the “Board”) recommends that you vote “FOR” each of the proposals contained in our Proxy Statement, and we ask you to carefully consider and vote in support of each such proposal.

Proposal 2 - Authorized Share Increase Proposal

We are asking our shareholders to approve an increase in Helix’s authorized common stock and preferred stock: up to 400,000,000 shares of common stock (“Helix Common Stock”), par value $0.00001 per share, and up to 10,000,000 shares of preferred stock, par value $0.00001 per share.

Notably, in their reports dated August 12 and August 13, respectively, both Glass Lewis and Egan-Jones recommend a vote “FOR” the Authorized Share Increase Proposal, respectively citing “potential benefits associated with greater scale, complementary capabilities and [targeted] annual synergies,” “in the context of maximizing shareholder value.”1

ISS has recommended a vote against the Authorized Share Increase Proposal because it believes the increase in authorized blank check preferred shares is considered excessive and indicated that the Board has not specifically stated that the authorization to issue blank check preferred shares would not be used for anti-takeover purposes in the future.

As disclosed in the Proxy Statement, the Authorized Share Increase Proposal is a condition to consummation of the Transaction because the increase in the authorized shares of Helix Common Stock is necessary to effect the issuance of such shares to the equityholders of Hornbeck as consideration in the Transaction. Without the approval of the Authorized Share Increase Proposal, the proposed Transaction with Hornbeck cannot be consummated.

We note that ISS has recommended “FOR” the Second Merger Proposal (Proposal 3) and “FOR” the Share Issuance Proposal (Proposal 1) because it has concluded, among other things, that “the strategic rationale [for the combination with Hornbeck] is compelling [and] will combine two complementary businesses, creating scale benefits and providing for material revenue and cost synergies.”2 Given approval of the Authorized Share Increase Proposal is a necessary condition to consummation of the Transaction with Hornbeck, the Board views ISS’s recommendation against the Authorized Share Increase Proposal as inconsistent with ISS’s support of the Transaction with Hornbeck. Like ISS, the Board continues to believe that the Transaction with Hornbeck is in the best interests of the Helix and its shareholders and recommends voting “FOR” each of the proposals contained in our Proxy Statement, including each of the required merger proposals contained in the Proxy Statement.

In addition, as disclosed in the Proxy Statement, the Board believes that the increased number of authorized shares of capital stock contemplated by the Authorized Share Increase Proposal is important to the combined company in order for additional shares to be available for issuance from time to time, without further action or authorization by the combined company shareholders (except as required by applicable law or NYSE rules), for such corporate purposes as may be determined by the combined company board, including, but not limited to, financings, potential strategic transactions, including mergers, acquisitions and business combinations, grants under equity compensation plans, stock dividends, and stock splits, as well as other general corporate purposes.

However, the combined company board does not intend to issue blank check preferred shares for anti-takeover purposes in the future and will not, without prior shareholder approval, issue or use the preferred stock for defensive or anti-takeover purposes or for the purpose of implementing a shareholder rights plan.

[1]	Permission to quote Glass Lewis and/or Egan-Jones or use excerpts from their reports has not been sought or obtained. Emphasis added.

[2]	Permission to quote ISS or use excerpts from its report has not been sought or obtained. Emphasis added.

Our Board respectfully asks that you vote “FOR” the approval of the Authorized Share Increase Proposal.

We look forward to discussing the foregoing with our fellow shareholders and will reach out to do so in the near future. In the meantime, if you would like to discuss this further, please contact us at investorrelations@helixesg.com to arrange a mutually convenient time.

If you have already voted AGAINST Proposal 2, we respectfully urge you to reconsider and change your vote to FOR Proposal 2. If you have not yet voted, we continue to urge you to vote FOR Proposal 2. Please note that our Special Meeting is scheduled for August 31, and we therefore would appreciate your attention to this issue prior to 10:59 p.m., Central Daylight Time (Houston time), on August 30, 2026.

We thank you for your continued support of Helix and look forward to seeing you at the Special Meeting.

Sincerely,
William L. Transier
Chairman of the Board
Helix Energy Solutions Group, Inc.